Exhibit 99.2
Asia Pacific Wire & Cable Corporation Announces First-Quarter 2010 Financial Results
Revenues Increase by More than 50% and Net Income More than Doubles Versus Year-Ago Quarter
TAIPEI, Taiwan, June 28 /PRNewswire-Asia-FirstCall/ — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (“APWCC” or the “Company”), today announced unaudited results for the first quarter ended March 31, 2010.
     First-Quarter 2010 Highlights:
—	Revenues increased 55.8% to $104.9 million from $67.3 million in the first quarter of 2009

—	Gross profit increased 18.0% to $11.4 million from $9.7 million compared with the first quarter of 2009

—	Operating income increased 53.4% to $5.2 million from $3.4 million compared with the first quarter of 2009

—	Net income attributable to APWCC stockholders increased 147.8% to $3.7 million, or $0.27 per diluted share, from $1.5 million, or $0.11 per diluted share in the same period last year

—	Shareholders’ equity attributable to APWCC stockholders was $133.0 million as of March 31, 2010, compared to $127.3 million at the end of 2009
The Company started 2010 business year with a solid quarter exhibiting strong growth in both revenues and net income. Demand for our products remains strong-particularly for enameled wire and power cables. The majority of our products and services are used in industrial, power and telecommunications infrastructure in the growing Asia-Pacific region.
First-Quarter 2010 Results
Net revenue for the three months ended March 31, 2010, was $104.9 million compared to $67.3 million for the same period in 2009, an increase of 55.8%. The increase in revenue was primarily due to a dramatic increase in sales of enameled wire, which more than doubled year over year. Sales of power cable were also robust.
Revenue from enameled wire for the three months ended March 31, 2010 was $49.5 million compared to $19.1 million for the same period in 2009, an increase of 158.6%. Sales of enameled wire increased in two major geographic markets: Thailand and China. Revenue from telecommunication cable was $10.7 million compared to $13.1 million for the same period in 2009, a decrease of 17.7%, which was primarily due to lower sales of fiber-optic cable. Revenue from power cable was $29.6 million compared to $24.4 million for the same period in 2009, an increase of 21.1%. The increase in power cable sales was largely due to higher sales in Singapore and Australia versus slightly lower sales in Thailand.

Revenue from the SDI (Sales, Delivery and Installation) segment for the three months ended March 31, 2010 was $7.4 million compared to $2.0 million for the same period in 2009, an increase of 275.8%. This increase was largely due to several government-sponsored projects in Singapore. APWCC’s largest SDI project in Singapore is with the government agency SP Powerasset, a $25.1 million contract for the supply and servicing of high-voltage power cable through 2011. A second major SDI contract in Singapore is for high-voltage power cable and building wiring and it was completed in May 2010.
Gross profit was $11.4 million compared to $9.7 million for the three months ended March 31, 2009, an increase of 18.0%. The gross margin was 10.9% compared to 14.4% for the same period last year. Despite the decrease in gross margin in Q1 2010, the significant increase in overall revenue resulted in higher gross profit coupled with the Company’s efforts in controlling cost, including rigorous control over raw-material inventory.
The combination of higher revenues, lower gross margins, and basically flat operating expenses year over year led to a 53.4% increase in operating income. Higher currency exchange gains, lower interest expense, and a tax credit more than offset higher income attributable to non-controlling interests, leading to net income per share attributable to APWCC shareholders of $3.7 million, which was a 147.8% increase over the first quarter of 2009. Net income per diluted share was $0.27, versus $0.11 per diluted share, in the same period last year.
Financial Condition
As of March 31, 2010, the Company had $46.4 million in cash and cash equivalents, compared to $41.5 million as of December 31, 2009. Total current assets were $259.3 million as of March 31, 2010, compared to $239.0 million at the end of 2009, and total current liabilities were $122.4 million as of March 31, 2010, compared to $111.9 million at the end of 2009. Working capital was $137.0 million versus $127.1 million at the end of 2009. Shareholders’ equity was $133.0 million, compared to $127.4 million at the end of 2009. Cash from operations was $3.3 million, versus an outflow of $8.8 million in the year-ago quarter.
Business Outlook
The Company has enjoyed the recovery that began in 2009 and continued through the first quarter of 2010. Looking ahead, the Company expects to report continued year-over-year growth in revenues and earnings in our second quarter ended June 30, 2010. The Company is looking forward to meeting with investors at Global Hunter’s 2010 China Conference in San Francisco on Tuesday, July 13, and in one-on-one meetings before and after the conference.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications (copper and fiber-optic) and power cable and enameled-wire products in the Asia-Pacific region, primarily in China, Thailand, Singapore and Australia. For more information on the Company, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, and its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website ( http://www.sec.gov ). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
(financial tables follow)
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousand U.S. Dollars)

	(Unaudited)	(Audited)
	March 31,	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,383	$41,534
Unrestricted Short-term bank deposits	—	—
Restricted Short-term bank deposits	16,464	13,145
Accounts receivable	101,423	101,849
Amounts due from related parties	5,744	5,664
Inventories	78,540	69,047
Investments	76	106
Deferred tax assets	3,922	2,595
Prepaid expenses	5,569	3,928
Other current assets	1,213	1,180

Total current assets	259,334	239,048

Total property, plant and equipment (net)	43,614	43,640

OTHER ASSETS:
Long term investments	600	580
Investment in equity investees	3,220	3,263
Goodwill	8,801	8,801
Other assets	142	107
Deferred tax assets	1,743	613
	14,506	13,364

TOTAL ASSETS	$317,454	$296,052

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans and overdrafts	$23,316	$18,516
Trust receipts	27,334	18,669
Accounts payable	29,662	33,706
Accrued expenses	10,271	9,244
Amounts due to related parties	17,632	17,487
Short-term loans from a related party	1,732	1,732
Income taxes	7,384	7,059
Current portion of long-term debt	—	—
Deferred tax liabilities	58	—
Other current liabilities	4,979	5,496

Total current liabilities	122,368	111,909
Long-term debt, less current portion	—	—
Long-term debt from related parties, less current portion	—	—
Other liabilities	607	546
Deferred tax liabilities	1,647	1,005

Total liabilities	124,622	113,460

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value:
Authorized shares — 50,000,000 shares Issued and outstanding shares — 13,830,769 in 2008 and 2009	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	29,638	25,909
Accumulated other comprehensive income (loss)	(8,283)	(10,196)

Total APWCC shareholders’ equity	133,034	127,392

Noncontrolling Interest	59,798	55,200

Total Equity	$192,832	$182,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$317,454	$296,052

NET BOOK VALUE PER SHARE	$9.62	$9.21

ISSUED AND OUTSTANDING SHARES	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousand U.S. Dollars, except share data)

	(Unaudited)
	3 months ended March 31,
	2010	2009
NET SALES	$104,868	$67,315
COST OF SALES	(93,442)	(57,632)
GROSS PROFIT	11,426	9,683

Selling, general and administrative expenses	(6,133)	(5,807)
Provision for doubtful debts	(125)	(432)
Impairment loss of long-lived assets	—	(75)

INCOME FROM OPERATIONS	5,168	3,369

Exchange gain (loss)	865	438
Interest income	118	114
Interest expense	(559)	(768)
Share of net gain (loss) of equity investees	(42)	(24)
Gain on share issuance by subsidiaries and affiliates	—	—
Impairment of investment	—	—
Gain on disposal of subsidiaries (Epan group)	—	—
Other income	183	327

INCOME BEFORE TAXES AND NONCONTROLLING INTEREST	5,733	3,456

Income taxes	1,049	(1,199)

NET INCOME	6,782	2,257

Less: Net income attributable to the noncontrolling Interest	(3,053)	(752)

NET INCOME ATTRIBUTABLE TO APWCC	$3,729	$1,505

BASIC AND DILUTED INCOME PER SHARE	0.27	0.11

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousand U.S. Dollars, except share data)

	3 months ended March 31,
	2010	2009
Net Income (Loss)	$3,729	$1,505

Adjustments to reconcile net income (loss) to net cash
Loss on writedown of goodwill/intangible	—	—
Impairment of fixed assets	—	75
Deferred Income tax	(1,756)	1,036
Foreign currency gains	(311)	(47)
Depreciation of Property and Equipment	1,679	1,584
Provision for Bad Debt	125	432
Gain/loss on sale of fixed assets	(18)	(6)
Write-down of inventory	(678)	(13,491)
Gain on sales of investment	—	—
Unrealized loss on securities available of sale	—	—
Undistributed loss of equity investees	43	24
Recognized under SFAS 158	(327)	—
Provision for diminution in investments	—	—
Non-controlling interests	3,053	752
Net change in operating asset and liabilities:	—	—
Accounts and notes receivable	1,973	16,631
Inventory	(7,287)	27,072
Deposits with vendors	—	—
Other current assets	(1,635)	(341)
Other long term assets	202	(575)
Accounts payable	(4,157)	(20,890)
Trust receipts	7,861	959
Related parties	119	(23,066)
Other Liabilities	(514)	429
Accrued expenses and other liabilities	1,220	(919)
Net cash provided by (used in) operating activities:	3,321	(8,838)
Cash flows from investing activities:
(Increase) decrease in unrestricted ST bank deposits	—	(5,609)
(Increase) decrease in restricted ST bank deposits	(3,056)	1,793
Investment (decrease investment) in equity investee	—	—
Acquisition of plant and equipment	(862)	(369)
Acquisition of equipment produced for rental
Payments received on notes receivable Disposition of plant and equipment	27	24
Net cash from investing activities	(3,892)	(4,161)

Cash flows from financing activities:
Repayment of bank loans	(3)	(2,388)
Increase in bank loans	4,800	4,751
Net increase (decrease) in overdrafts	—	—
Net cash provided by financing activities	4,797	2,363

Effect of exchange rate changes on cash	624	570

Increase (decrease) in cash	4,850	(10,066)

Cash balance at beginning of period	41,534	37,510

Cash and equivalents at end of period	$46,384	$27,444
For more information, please contact:
Company Contact:
Asia Pacific Wire & Cable Corporation Limited
Mr. Frank Tseng, CFO
Phone: +886-2-2712-2558 x66
Email: frank.tseng@apwcc.com
Web: http://www.apwcc.com
Investor Relations Contact:
CCG Investor Relations
Mr. John Harmon, Senior Account Manager
Phone: +1-646-833-3424 (New York)
Email: john.harmon@ccgir.com
Web: http://www.ccgir.com